Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
[redacted]il: sandra.walters@brambles.com

Brambles

25 November 2003

03037937

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RECEIVED DEC 03 2003

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Sandra Walters

Sandra Walters
Assistant Company Secretary

Enc:

PICE NO: 82-3 203

BRAMBLES INDUSTRIES PLC
DIRECTORS' INTERESTS

The following announcement has been released to the Australian Stock Exchange for Brambles Industries Limited, which corrects the announcement released on 24 November 2003.

The correction relates to the number of Brambles Industries plc (BIP) shares in which Mr D J Turner has an indirect interest and does not affect the number of Brambles Industries Limited shares directly purchased by Mr Turner which resulted in yesterday's announcement.

The announcement incorrectly stated that Mr Turner had ceased to be a trustee of Pershing Keen Nominees Limited (Pershing) on 22 March 2003 and, as a result, ceased at that time to have any interest in the 21,158 BIP shares held by that company. In fact, Mr Turner only ceased on that date to act as Trustee with respect to 2,700 of the BIP shares held by Pershing, and continues to have an indirect interest in the balance of shares held by that company.

Contact Sandra Walters, Assistant Company Secretary
Tel 020 7659 6039

25 November 2003

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BRAMBLES INDUSTRIES LIMITED ("BIL")	BRAMBLES INDUSTRIES PLC ("BIP")
ABN	22 000 129 868	N/A

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DAVID JOHN TURNER
Date of last notice	10 September 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Trustee of Pershing Keen Nominees Limited
Date of change	21 November 2003
No. of securities held prior to change	BIL - Rights to 225,841 ordinary shares (Sign on Grant) Options over 278,300 ordinary shares exercisable at $11.24 per share. Options over 540,740 ordinary shares exercisable at $7.08 per share. Options over 735,832 ordinary shares exercisable at $4.75 per share. Options over 665,398 ordinary shares exercisable at $4.66 per share. Options over 606,572 Performance Shares 168,025 shares held directly 10,000 shares held by Mrs J A Turner BIP - 9,094 shares held by Mrs J A Turner 21,158 shares held by Pershing Keen Nominees Limited, D J Turner ceased to act as Trustee for 2,700 of these securities on 22 March 2003.
Class	ORD
Number acquired	BIL - 20,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$90,600.00
No. of securities held after change	BIL - Rights to 225,841 ordinary shares (Sign on Grant) Options over 278,300 ordinary shares exercisable at $11.24 per share. Options over 540,740 ordinary shares exercisable at $7.08 per share. Options over 735,832 ordinary shares exercisable at $4.75 per share. Options over 665,398 ordinary shares exercisable at $4.66 per share. Options over 606,572 Performance Shares 188,025 shares held directly 10,000 shares held by Mrs J A Turner BIP - 9,094 shares held by Mrs J A Turner 18,458 shares held by Pershing Keen Nominees Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	Nil

FILE NO. 82-5205

Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	